Seychelle Water Filtration Products
33012 Calle Perfecto, San Juan Capistrano San Juan Capistrano CA 92675
Phone 949-234-1999 Fax 949-234-1998 www.seychelle.com
cpalmer@seychelle.com

Via EDGAR and facsimile to 202-772-9368

September 12, 2006

Ms. Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
110 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re: Seychelle Environmental Technologies, Inc.
Form10-SB, Amendment 1
Filed March 27, 2006
File No. 000-29373

Dear Ms. Long:

This will acknowledge receipt of your letter of comment dated April 24, 2006 with regard to the Form 10-SB, Amendment Number 1 filed by Seychelle Environmental Technologies, Inc. (the ”Company”) on March 27, 2006.

In response to your letter of April 24, 2006, Amendment Number 2 to our Form 10-SB is filed herewith.

The following responses, reference the comment headings in your April 24, 2006 letter.

General

Comment 1. - Response

This letter will provide the requested information.

Comment 2. - Response

The financial statements have been brought up to date by the incorporation of the audited financial statements for the fiscal year ended February 28, 2006, beginning at page 33 of our Amendment Number Two to our Form 10-SB.

September 12, 2006
Ms. Pamela A. Long
Assistant Director
Re: Seychelle Environmental Technologies, Inc.
Form10-SB, Amendment 1
Filed March 27, 2006
File No. 000-29373
Page two

Comment 3. - Response

Currently dated consents from our auditors have been included as exhibits to our Amendment Number Two to our Form 10-SB.

Special Note Regarding Forward-Looking Statements, page 2

Comment 4. - Response

The reference to Section 21E of the Securities Exchange Act of 1934 has been eliminated from this statement on page 2 of our Amendment Number Two to our Form 10-SB. Reference is now made to Section 27A of the Securities Act of 1933, as amended.

Description of Business, page 2
History of Seychelle, page 2

Comment 5. - Response

The existence of consulting agreements with officers has been added to this section on page 2 of our Amendment Number Two to our Form 10-SB.

Business of Seychelle, page 3

Comment 6. - Response

We have deleted the reference to the quality of water deteriorating and deleted the word “growing” from this disclosure on page 3 of our Amendment Number Two to our Form 10-SB.

Comment 7. - Response

We have deleted the reference to the World Bank estimate and have instead referred to the original research of Fortune magazine in our Amendment Number Two to our Form 10-SB. Attachment number 1 is the referenced article.

Comment 8. - Response

The disclosure request as to our limited market has been included on page 3 of our Amendment Number Two our Form 10-SB.

September 12, 2006
Ms. Pamela A. Long
Assistant Director
Re: Seychelle Environmental Technologies, Inc.
Form10-SB, Amendment 1
Filed March 27, 2006
File No. 000-29373
Page three

General Business Plan, page 4

Comment 9. - Response

The statement that our products are the most tested in the world has been deleted in our Amendment Number Two to our Form 10-SB.

Home Products, page 4

Comment 10. - Response

The abbreviation “PSI” has been defined on page 3 of our Amendment Number Two to our Form 10-SB.

New Products, page 5

Comment 11. - Response

The disclosure at page 5 of our Amendment Number Two to our Form 10-SB now states that the royalty is based on sales of licensed products only; and that no royalties have been paid to date under this agreement.

Comment 12. - Response

Our Amendment Number Two to our Form 10-SB, at page 5, no longer refers to other intellectual property.

Sales Channels, page 6

Comment 13. - Response

The agreements referred to in this section were filed with our Annual Report of Form 10-KSB for the fiscal year ended February 28, 2006.

Customers and Competitors, page 6

Comment 14. - Response

Our Amendment Number Two to our Form 10-SB, at page 6, now discloses the requested additional information regarding our competitive environment.

September 12, 2006
Ms. Pamela A. Long
Assistant Director
Re: Seychelle Environmental Technologies, Inc.
Form10-SB, Amendment 1
Filed March 27, 2006
File No. 000-29373
Page four

Comment 15. - Response

Our Amendment Number Two to our Form 10-SB, at page 6, now discloses that three (3) customers each account for more than ten percent (10%) of our sales and identifies those customers.

Backlog, page 6

Comment 16. - Response

The customer in Pakistan is no longer a customer of the Company; and, therefore, its order is no longer in the backlog.

Reports to Security Holders, page 10

Comment 17. - Response

The address of the SEC Public Reference Room has been corrected at page 10 of our Amendment Number Two to our Form 10-SB.

Management’s Discussion and Analysis, page11
Results of Operations, page 11

Comment 18. - Response

As the financials in our Amendment Number Two to our Form 10-SB now show financials for the year ended February 28, 2006, the nine-month comparison is no longer discussed. Gross Profit is discussed at pages 11 and 13 of our Amendment Number Two to our Form 10-SB.

Consulting fees to related parties, page 13

Comment 19. - Response

The disclosures related to consulting fees paid to relate parties have been corrected and are now consistent in our Amendment Number Two to our Form 10-SB.

September 12, 2006
Ms. Pamela A. Long
Assistant Director
Re: Seychelle Environmental Technologies, Inc.
Form10-SB, Amendment 1
Filed March 27, 2006
File No. 000-29373
Page five

Employees, page 17

Comment 20. - Response

Our Amendment Number Two to our Form10-SB, at page 17 discloses that the Company has no plans to add executive or non-executive employees.

Causes for any material changes from period to period, page 17

Comment 21. - Response

Our Amendment Number Two to our Form 10-SB at page 7 now states that the Company does not at this time know what the impact will be of its patents expiring.

Security Ownership of Beneficial Owners and Management, page 18

Comment 22. - Response

This section in our Amendment Number Two to our Form 10-SB, at pages 18 and 19, now discloses securities ownership as of May 31, 2006.

Comment 23. - Response

Footnote (3) to the table on page 18 in our Amendment Number Two to our Form 10-SB discloses that Cari Beck, the daughter of Mr. Palmer, is the Trustee of the TAM Irrevocable Trust with full voting and investment powers.

Directors, Executive Officers, Promoters and Control Persons, page 19

Comment 24. - Response

Our Amendment Number Two to our Form 10-SB, at page 19, brings the data disclosed up to date and now contains the disclosures required by Item 401 of Regulation S-B.

Comment 25. - Response

Footnote 5 to the table on page 18 of our Amendment Number Two to our Form 10-SB discloses that all three officers devote 100% of their time to Seychelle affairs.

September 12, 2006
Ms. Pamela A. Long
Assistant Director
Re: Seychelle Environmental Technologies, Inc.
Form10-SB, Amendment 1
Filed March 27, 2006
File No. 000-29373
Page six

Executive Compensation, page 21

Comment 26. - Response

The executive compensations data for fiscal year ended February 28, 2006 has been included in our Amendment Number Two to our Form 10-SB in the table on page 20.

Certain Relationships and Related Transactions, page 22

Comment 27. - Response

The value of the stock issued to Messrs. Parsons and Place is reflected in the consolidated statement of changes in stockholders’ equity for the fiscal year ended February 28, 2005 in our Amendment Number Two to our Form 10-SB.

Comment 28. - Response

The fact that no additional services beyond their roles as officers and directors are performed by Messrs. Parsons and Place is disclosed with the discussion of their consulting contracts on pages 21 through 23 of our Amendment Number Two to our Form 10-SB.

Comment 29. - Response

The TAM Trust Notes are now exhibits to our Amendment Number Two to our Form10-SB.

Liquidity and Capital Resources, page 11

Comment 30. - Response

Disclosure of the filing of the Form 15 is now included at page 25 of our Amendment Number Two to our Form 10-SB.

September 12, 2006
Ms. Pamela A. Long
Assistant Director
Re: Seychelle Environmental Technologies, Inc.
Form10-SB, Amendment 1
Filed March 27, 2006
File No. 000-29373
Page seven

Recent Sales of Unregistered Securities, page 28

Comment 31. - Response

The disclosures in this section, beginning at page 27 of our Amendment Number Two to our Form 10-SB, now include the information required by Item 701 of Regulation S-B and the other disclosures you requested.

Comment 32. - Response

The disclosure in this section has been clarified and reconciled with the disclosure in the Related Transactions section by deleting the reference to issuance of shares in April of 2005 and including disclosures of the warrants issued in March and July of 2005 in our Amendment Number Two to our Form 10-SB.

Comment 33. - Response

Details regarding the sale of 20,000 shares are now disclosed in our Amendment Number Two to our Form 10-SB at page 27.

Audited Financial Statements
Statements of Changes in Stockholders’ Deficit, page 35

Comment 34. - Response

Notes 6 and 7 to the financial statements have been clarified; and the use of confusing or non-defined terms has been eliminated in our Amendment Number Two to our Form 10-SB.

Comment 35. - Response

The interest expense for the TAM Trust in fiscal years ended February 28, 2003 through February 28, 2005 was as follows:

	Expense	Liability
FYE 2/28/03	76,000	76,000
FYE 2/28/04	76,000	152,000
FYE 2/28/05	76,000	228,000

September 12, 2006
Ms. Pamela A. Long
Assistant Director
Re: Seychelle Environmental Technologies, Inc.
Form10-SB, Amendment 1
Filed March 27, 2006
File No. 000-29373
Page eight

Note 1 : Organization and Description of Business, page 40

Comment 36. - Response

Note 1 to the financial statements for fiscal year ended February 28, 2006 at page 48 in our Amendment Number Two to our Form 10-SB now includes a table disclosing sales by country.

Note 2 : Summary of Significant Accounting Policies
Revenue Recognition, page 43

Comment 37. - Response

The revenue recognition disclosures requested have now been included in our Amendment Number Two to our Form 10-SB.

Comment 38. - Response

The revenue recognition disclosures have been revised as requested at page 52 in our Amendment Number Two to our Form 10-SB.

Comment 39. - Response

The product return policy disclosure has been included as requested at page 53 in our Amendment Number Two to our Form 10-SB.

Inventories, page 44

Comment 40. - Response

Financial data for fiscal 2006, ended February 28, 206, is now included in our Amendment Number Two to our Form 10-SB. Therefore, the referenced table now compares fiscal 2005 and 2006.

September 12, 2006
Ms. Pamela A. Long
Assistant Director
Re: Seychelle Environmental Technologies, Inc.
Form10-SB, Amendment 1
Filed March 27, 2006
File No. 000-29373
Page nine

Issuance of Stock for Services, page 48

Comment 41. - Response

The Company has historically used the intrinsic value method of calculating the value of stock-based compensation which has been determined by the Company to be essentially the same as the fair value based method. The fair value based method generally utilizes the Black Scholes methodology, which is used by the Company.

Note 4 : Intangible Assets, page 55

Comment 42. - Response

A discussion of impairment is included at page 55 in our Amendment Number Two to our Form 10-SB.

Note 7 : Capital Structure
Consulting Agreements, page 64

Comment 43. - Response

The disclosures requested relating to the valuation of consultants’ shares are now included beginning at page 66 in our Amendment Number Two to our Form 10-SB.

Comment 44. - Response

The Company recognizes the discrepancy; however, the last date that the Company could call the shares, December 1, 2005, has passed and therefore the Company can no longer call the shares. Therefore the discrepancy has been resolved by the passage of time and amendments to the consulting agreements are no longer necessary.

Note 7 : Capital Structure
Warrants, page 65

Comment 45. - Response

The method of calculation of the value of the warrants is disclosed on pages 73 and 74 of Amendment Number Two to our Form 10-SB.

September 12, 2006
Ms. Pamela A. Long
Assistant Director
Re: Seychelle Environmental Technologies, Inc.
Form10-SB, Amendment 1
Filed March 27, 2006
File No. 000-29373
Page ten

Comment 46. - Response

The erroneous reference to compensation expense for the warrants issued to the TAM Trust has been eliminated and the business reason for the issuance has been disclosed in our Amendment Number Two to our Form 10-SB.

Note 8 : Income Taxes, page 68

Comment 47. - Response

The language quoted has been deleted and the dates of the expiration of the Company’s state net operating loss carry forwards has been disclosed in Amendment Number Two to our Form 10-SB.

Note 10 : Related Party Transactions, page 72

Comment 48. - Response

The Company is amortizing the estimated fair market value of the unearned compensation over the three-year term of the consulting agreement, three years commencing November 2004. Terms and amortization are disclosed in Amendment Number Two to our Form 10-SB.

Interim Financial Statements
Note 2 : Summary of Significant Accounting Policies, page 85

Comment 49. - Response

The anticipated impact of SFAS 123R is discussed in the notes to the interim financial statements at page 91 of Amendment Number Two to our Form 10-SB.

Exhibits

Comment 50. - Response

Exhibit 10E has been identified as an agreement with Gary Hess in Amendment Number Two to our Form 10-SB.

September 12, 2006
Ms. Pamela A. Long
Assistant Director
Re: Seychelle Environmental Technologies, Inc.
Form10-SB, Amendment 1
Filed March 27, 2006
File No. 000-29373
Page eleven

General

Comment 51. - Response

The comments in your letter of April 24, 2006 were taken into consideration in preparing our Form 10-QSB for the period ended June 30, 2006

Controls and Procedures, page 35
Evaluation of Disclosure Controls and Procedures, page 35

Comment 52. - Response

The controls and procedures disclosures have been revised to include your requested changes and disclosures in Amendment Number Two to our Form 10-SB beginning at page 95.

The Company acknowledges that:

o	the Company is responsible for the adequacy and accuracy of the disclosures in Amendment 1 to our Form 10-SB filed herewith;

o	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to Amendment 1 to our Form 10-SB filed herewith; and

o	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please send a copy of any correspondence related to Amendment 1 to our Form 10-SB to our counsel Mr. Philip J. Englund, 3460 Corte Clarita, Carlsbad, CA 92009, 760-753-7400 (fax 760-753-7410). Thank you.

Very truly yours,

/s/ Carl Palmer

Carl Palmer
President and Chief Executive Officer

Attachment 1

Water, Water Everywhere

Today companies like France's Suez are rushing to privatize water, already a $400 billion global business. They are betting that H2O will be to the 21st century what oil was to the 20th.

By Shawn Tully
May 15, 2000

(FORTUNE Magazine) - It was a classic early '90s sound of summer in sweltering Buenos Aires, that tinny "thunk" when the air conditioning died, victim of a disastrous water system that tortured Latin America's richest city. In the towering infernos of the financial district, bankers sweated and mopped like stevedores. When the bourgeoisie in the flower-filled neighborhood of Palermo aimed garden hoses, a few sad drops oozed forth. Even the ornate fountains framing the Teatro Colon opera house stood parched as cacti. In fact, few of Buenos Aires' magnificent fountains worked; the city shut the spigots years ago.

But the wealthy quarters were paradise compared with the villas miserias, outlying shantytowns of corrugated metal shacks crammed together along wandering lanes of packed dirt. Night after night, TV newscasts featured rowdy crowds circling the single metal faucet that serves an entire neighborhood, yelling that they hadn't seen enough city agua to boil a beet in days. Women lugging buckets and jugs queued up behind trucks owned by street vendors, who ladled clear liquid--at exorbitant prices. The poor often spent ten times as much on water for drinking and cooking as the wealthy of Palermo.

Buenos Aires simply didn't have the money to fix its antiquated pipes and pumps. So the city did something radical: It turned to a private company, Suez Lyonnaise des Eaux of France. Since Suez took charge in 1993, the A/C hums all summer long, sans thunks, and the majestic fountains are spouting anew. Believe it or not, prices have dropped for everybody. But the biggest beneficiaries are multitudes of poor people; Suez now pipes clean, cheap water straight into their homes.

From Buenos Aires to Atlanta to Jakarta, the liquid everybody needs--and will need a lot more of in the future--is going private, creating one of the world's great business opportunities. The dollars at stake are huge. Supplying water to people and companies is a $400-billion-a-year industry. That's 40% of the size of the oil sector and one-third larger than global pharmaceuticals. And this is just the beginning. The World Bank estimates that one billion people, one-sixth of humanity, have poor access to clean drinking water, and three billion lack sanitary sewage facilities. Unless governments begin spending much more, the number of people without clean water will rise to 2.5 billion, about one person in three, by the year 2025.

The problem is most pressing in big cities. Says John Briscoe of the World Bank: "In developing countries most cities' water systems are in terrible physical and financial shape." Places like Bombay, Rio, and Bangkok are already facing a water crisis. They are being overwhelmed by hordes who leave their farms to seek work. Most end up crowding into shantytowns encircling a city. To avoid death and disease, these cities must bring the lifeline of water and sewer to the spreading slums.

Rich countries like the U.S. have a different reason for investing in water. Here the driver is legislation. Cities, racing to comply with tough federal and state pollution laws, are upgrading their water- and waste-treatment systems. Water is now a $100 billion industry in America and growing fast.

Public health, however, isn't the only issue. Water promises to be to the 21st century what oil was to the 20th century: the precious commodity that determines the wealth of nations. How a country handles its water problem could spell the difference between greatness and decline. Those nations that keep their waterworks in superb working order and still operate them at the lowest cost will have a competitive edge. Those that fail will risk riling voters with huge tax increases or be forced to divert precious funds from fixing potholes, hiring teachers, and building up high-tech infrastructure. With the world thirsting for huge improvements in this vast frontier, it's no wonder that Elizabeth Mackay, chief investment strategist at New York investment house Bear Stearns, calls water "the best sector for the next century."

What exactly is the water industry? Unlike oil, water isn't mainly about finding new supplies. But it is about infrastructure. The object is purifying the huge quantities collected from wells, rivers, and rain, and distributing it, with total reliability, to absolutely everyone. That epic job doesn't stop with drinking water. It also encompasses treating "wastewater," or sewage, an area that's just as big and just as complex. Doing it right requires keeping a huge, modern, multibillion-dollar network of pipes and pumps and plants in excellent shape and operating the sprawling network efficiently.

But the entities running the world's water systems--city governments--are failing miserably. From Atlanta to New Delhi, they've allowed their hulking waterworks to decay. Now many cities are questioning whether they should even be in the water business. The new credo is privatization. Operators like Suez can provide what budget-strapped cities can't: the cash to upgrade that rusting infrastructure. They get it by running the systems far more cheaply than governments can, then recycling the savings to upgrade the physical plant. The potential for growth is huge. Today, only 5% of the globe's population get their supplies from corporations. And of the 55,000 water companies in the U.S., only about 6,000 are privately owned.

As city after city chooses private management, the water industry should be able to keep generating growth in sales and profits of at least 10% a year. And the cash flows are stable; they're locked in with long-term contracts. In a world that's fleeing the vagaries of tech stocks, steady double-digit growth looks pretty darn good.

Making a buck in the water business sounds easy but really isn't. It is a tough, slippery game. To succeed, you need vast reservoirs of expertise. A handful of giant, specialized players dominate the global water industry. The leaders include Thames of Britain and newcomer Azurix of the U.S. This spinoff from the Houston energy trading titan Enron has had some problems and is a good example of how difficult this business really is (see box).

The real wizards of water are, of all people, the French. Vivendi and Suez, both headquartered in Paris, are the world's biggest players by far. The two companies learned the trade, and grew immense, in their home markets. Historically, most countries have entrusted their water to their governments. The result: Their private water industry is small or nonexistent. But in France profit-making operators, mainly Suez and Vivendi, have been furnishing its eau municipale since the mid-19th century, when Emperor Napoleon III enshrined private management. Today Vivendi posts bigger sales than Suez because it has a larger equipment business and more customers in France. But Suez serves far more people around the world: 100 million. It's also the pioneer in privatization. "On balance, Suez is the global leader," says analyst Andrew Shepherd-Barron of the Dutch bank ABN AMRO.

The proof: Of the 30 biggest cities to award contracts since the mid-1990s, 20 chose Suez, including Manila, Jakarta, Casablanca, Santiago de Chile, and Atlanta. Vivendi picked up Berlin and the Atlanta suburbs. And the march continues. Chicago, Rio, and Hong Kong are currently auditioning private operators.

So far Suez has had a leg up on its rivals because it understands what's really needed to turn plain water into big money. First, this isn't bottling Perrier; foreign contracts are fraught with political and currency risks. Suez is expert at pricing deals to reflect that risk and at protecting its future profits--more on that later. Second, it's a powerhouse in every aspect of water. And in water, the more businesses you're in, the more business you get. With the $1 billion purchase of United Water Resources last year, Suez became the second largest manager of municipal systems in America, just behind American Water Works. It also devoured Nalco and Calgon of the U.S. for $4.5 billion. Overnight, those deals made Suez the biggest provider of water treatment chemicals for both industry and cities.

Suez isn't just running waterworks; its construction arm Degremont builds and repairs them. All its businesses work together. Nalco, the water chemical company, steers its industrial clients to Degremont. But richest synergies come in a fast-growing new field, industrial outsourcing. Whether they make paper, microchips, or drugs, more and more companies don't just want to buy Nalco's chemicals; these customers want Suez to manage their entire water systems, from running the plants to hiring engineers.

But Suez (with 1999 profits of $1.5 billion on sales of $32 billion) is more than a water company. It's a fresh invention, a diversified utility that offers cities a full range of infrastructure services, from water and sewer to trash collection, cable TV, and electric power, with water accounting for $8.3 billion in revenues, about one-third of the utility business. In fact, Suez is now weighing a merger of equals with two power companies that are combining themselves: Viag and Veba of Germany. If Suez joins them, the $80 billion megadeal would create the world's largest private utility.

Investors like the sound of that and have awarded Suez stock a market cap of $35 billion. It's hard to believe that just four years ago Suez was a faded, near-bankrupt banking company. Enter CEO Gerard Mestrallet, a virtual unknown who hatched the idea of reinventing Suez as the first universal utility and built his vision around a product most people found hopelessly unsexy: water. Mestrallet recognized early that aqua isn't dull; it's destiny. Perhaps he appreciates water because it's like him: steady, seemingly ordinary, and easy to underestimate.

Though Mestrallet's resume is gilded with an Ecole Polytechnique diploma and top government jobs, it's his middle-class roots that show. His father, trained as a pastry chef, ran a stationery store. Mestrallet and his family live in the modest house where he grew up, in a declasse Paris suburb. He exudes no sense of self-importance; he seems a friendly, even-tempered fellow who happens to be a CEO. In Suez's sumptuous offices beside the marble busts of its former leaders, Mestrallet sports saddle shoes and wields a battered briefcase. He prefers strong beer to fine wine. His idea of a lark is cheering aging rock star Johnny Hallyday with old college buddies, brew in hand. Wiry and bespectacled, Mestrallet is a strong cyclist who's scaled the Pyrenees, the toughest part of the Tour de France. "At the top, I felt like a little tin Greg LeMonde!" crows Mestrallet. Pause. "Of course, it took me six times longer."

An early contest with--guess who?--the Walt Disney Co. shows just how tough a man lives behind Mestrallet's smiling, courtly facade. Soon after joining Suez in 1984, Mestrallet was asked to represent the French government in its negotiations for the Euro Disney theme park. The talks were tense: Disney, for example, kept pushing for cash subsidies, something the French had called a deal breaker from the start. But Mestrallet got the last guffaw. With ten big points unresolved, someone from Disney's law firm made a gaffe, letting slip to Mestrallet that CEO Michael Eisner had just arrived in Paris. To Mestrallet, that meant that Eisner planned to sign the contract the next day, no matter what. During an all-night session Mestrallet turned from charmer to bulldog, refusing to budge a millimeter on any of the state's positions, demanding that Disney pay stiff interest rates on its loans from the government. By dawn, Disney caved in on every point. That afternoon, Eisner signed.

What really made Mestrallet's career, however, was his rescue of one of the great names in French business from almost certain demise. In 1858, Ferdinand de Lesseps founded Suez to build and manage the Suez Canal. But after Egypt nationalized the canal in 1956, Suez found a new identity in banking. By 1995, its crown jewel, Banque Indosuez, was sustaining heavy real estate losses. So Mestrallet sold the bank and unveiled a daring plan to rebuild Suez around gritty industry. In one sense, Mestrallet was simply following his instincts: He just loves heavy industry. "He's even happier when he's wearing boots and a hardhat than watching Johnny Hallyday," says Christian Maurin, a longtime lieutenant who runs Nalco.

Looking into his grab bag of businesses, Mestrallet saw a common theme in infrastructure. Suez owned part of Lyonnaise des Eaux, a troubled water company. As a board member, Mestrallet saw enormous potential in water. "Where else can you find a business that's totally international, where the prices and volumes, unlike steel, rarely go down?" he argues. He figured that Suez could use Lyonnaise to greatly increase its foreign contracts.

In mid-1997, Mestrallet persuaded Lyonnaise CEO Jerome Monod to merge with Suez. He now serves as chairman, forming an unlikely pair with Mestrallet. Lean and compact at age 68, the talkative Monod sports loud striped suits and puffs Marlboros. Shaking his hand is like clasping an electrode. But he appreciates Mestrallet's restrained style: "Mestrallet says what he thinks, and thinks more than he says."

Mestrallet is now pursuing business aggressively in both the developing world and in the U.S. Overall, Mestrallet wants to expand the water business a solid 10% a year, to $13 billion by 2004. Growth is strong in both worlds. But they're different: In developing countries the risks and potential profits are higher. In the U.S., business is a bit less lucrative but as steady as Old Faithful.

Here's how deals work in the developing world. A Buenos Aires or Manila grants Suez a "concession" to run its water system, usually for 30 years, after a bidding process in which it competes with the likes of Vivendi and Thames. Suez then forms a joint venture that includes local partners. The joint venture is an independent company that handles the entire service, from river to tap. It collects the bills and shifts the city's water work force onto its payroll. The company's on its own. To turn a profit, it must collect far more in water charges than it pays out in salaries, equipment, and interest.

The rub is that because water is so political, the ventures aren't nearly as free to act as most private companies. They operate under tight restrictions imposed by their contracts with the city. Take prices. Governments tightly restrict how much the operator can raise them. The contracts also spell out a series of investments. They come in two categories. First, the operator must repair pipes and refurbish plants serving people who already have taps and toilets. Second, it pledges universal service, bringing clean water to the multitudes who now use backyard wells or buy their supplies from street vendors at outlandish prices.

The water company had better make sure it can pay for these outlays without a big price increase. If it tries to raise prices too much, the customers, and the city government, may become enraged, leading to canceled contracts, big losses, and worse. For instance, Cochabamba, Bolivia's third-biggest city, decided to privatize and hired a private consortium that included Bechtel of the U.S. to improve its water system. The city then raised water rates to pay for the project. Water turned to flame, as waves of protesters attacked soldiers and blocked roads. Cochabamba was forced to cancel the project.

But as Suez has shown, it is possible to log big profits without raising prices. When Suez arrived in Buenos Aires in 1993, the contract it negotiated required an immediate 27% drop in price. Suez also pledged to invest $3 billion over 30 years to bring water to more than five million new customers, mainly the poor. Suez's joint venture, Aguas Argentinas, pared the patronage-stuffed staff of the local waterworks from 8,000 to 4,000. About half the city's water was lost as it seeped out of 15,000 miles of rusting pipes. Suez replaced ancient mains and plugged leaks. Both moves created huge savings.

In Buenos Aires, customers pay charges based on the size of their houses or apartments. But for decades the city hadn't updated its real estate maps. Some hotels masqueraded as studio apartments and were billed accordingly. Suez took aerial photographs of the city's housing and began charging the correct amounts. The nonpayment rate fell from over 20% to 2%. But its biggest success was adding 1.6 million new consumers, mostly poor people. On each block a neighbor, who gets a cut of the money he collects, passes from house to house every two months, asking people to pay their bills. New customers, delighted with clean water at $35 a year, have turned out to be reliable payers.

With the new customers, more accurate billing, and modest, inflation-based price increases, Suez has doubled revenues in Buenos Aires, to $550 million, while costs have tumbled. Even after paying interest on all its investments, its joint venture Aguas Argentinas pocketed $62 million in net profits in 1999, posting a healthy, double-digit return on capital.

In the U.S. the water business is quite different. Developing countries like Argentina require water companies to fund big investments in infrastructure. This makes concessions tricky. If the operator miscalculates the costs, it can get stuck taking losses, with no relief from raising prices. In America, however, it's the city, not the operator, that pays to rebuild the plants. Here Suez makes its money by managing a city's water system and by helping rebuild leaky waterworks.

For the past two decades U.S. cities have scrimped on investment. "They neglect the water systems, the stuff nobody sees, to pay for schools and roads," observes Donald Correll, CEO of Suez's newly acquired United Water Resources. Across the nation, the biggest problem is sewers. Antique plants are dumping effluent that flunks EPA standards. The EPA and states are raising the heat with lawsuits and fines.

The crackdown is a boon for Suez. Since the mid-1990s, United Water has captured contracts in Indianapolis and Gary, Ind., Milwaukee, and the San Antonio suburbs. But the biggest coup is Atlanta. In 1996 the state started fining Atlanta $10,000 a day for delaying construction of a sewage plant meant to protect the Chattahoochie River. At first the city pondered raising water-and-sewer rates 80% to fund modernizing the treatment plants. The voters howled. But Atlanta found an ingenious solution: outsourcing drinking-water management--state laws discouraged sewer privatization--and recycling the savings to refurbish the wastewater plants.

So how does Suez make money and still keep Atlanta happy? Before Suez's arrival, Atlanta spent $42 million a year on drinking water. Now it's paying Suez a flat annual fee of around $21.4 million to run the entire operation, a 50% savings for the city. The deal's a lot less risky for Suez than Buenos Aires. Atlanta, not Suez, makes the big capital investments, though Suez is spending $8 million on automation and information technology. From the start, Suez reckoned that if it could run the system for $18 million--in other words, earn $3 million a year, before paying for investments--it would make a solid 10% average return on capital over a 20-year contract. By mobilizing a far smaller work force far more efficiently, Suez is already nearing its $18 million target. As it amortizes the $8 million outlays over the next three or four years, profits will blossom.

Still, Gerard Mestrallet didn't get here thinking small. His ambitions rival those of Suez Canal builder de Lesseps, whose stately, mustached portrait hangs in the company's boardroom. Mestrallet's dream, his Suez Canal, is a vision for the city of Barcelona, a metropolis that faces a withering shortage of water. Mestrallet wants to build a giant 160-mile aqueduct to transport water from the Rhone River to the Catalonian capital. That the Rhone runs in France and the aqueduct would span the two countries only excites Mestrallet. "We must rise above national egotism!" he exclaims. Spoken like a true global CEO.

Attachment 2

Water: a looming crisis?

Paris, France, 3-6 June 1998

International Conference

on World Water Resources at the Beginning of the 21st Century

Conclusions and Recommendations

Contents

Water Quality and Environmental Impact

Data and Improvement of Water Resources Assessment

Impact of Human Activity on Water Resources

Extremes of Water Resources and their Management

Economic and Social Aspects of Water Resources

Contacts

Water Quality and Environmental Impact

We are facing a water quality crisis. Almost one-quarter of the world population lacks a safe supply of water and half the population lacks adequate sanitation. Millions of people die annually from diseases caused by unsafe drinking water and lack of sanitation. While this crisis is most pronounced in the developing countries, the developed world and economies in transition also experience major environmental problems and human health consequences. These have a serious impact on nations' economies.

Reduced water quality has a severe negative impact on ecosystems and habitats that support plant and animal life. Most of our freshwater ecosystems are degraded and their plant and animal populations are at risk. Deterioration of water quality decreases the suitability of water for all purposes and increases the cost of making it available for use, especially for human consumption. It also decreases the value of the legacy we leave to future generations.

Water quality degradation is a consequence of human activities, land use practices and economic development. Land use practices affect the quality of waters in our streams, lakes, groundwater and ultimately the marine environment. Water quality monitoring is not yet developed in some countries, in others it is in decline.

Experience has shown that it is within our ability to slow and reverse water quality degradation, to improve human health and ecosystem integrity. To accomplish this, aggressive, positive and timely policies and actions are needed. We have a moral obligation to ensure that future generations inherit a world with clean water and a healthy environment.

Actions

1.
Water quality and quantity are two aspects of water, interdependent and inseparable in all matters of monitoring and management. Therefore, global water assessment should be expanded to cover water quality, including the effects of climate change.

2.	Surface and groundwaters are interconnected parts of the water cycle and should be studied and managed jointly in a holistic approach.

3.	Some quality issues are affected by global processes and long-range transport, and should be addressed by global actions (e.g. acidification).

4.	Monitoring programs should take into account bio-magnification processes in food chains when used to determine the fate and effects of contaminants.

5.	Wetlands are important elements of the environment and can be effective means for water quality treatment.

6.	Water quality should not be neglected, even in the face of adverse economic conditions, with proper consideration of priorities of human needs.

7.	There is a need for simple protocols for baseline ecological and chemical data gathering and analysis, which are adjusted regionally.

8.
Systems for measuring, monitoring, analysing, summarizing and disseminating water quality information should be strengthened and supported. The international community is called upon to provide help. The recommended density is at least 1 station per 100,000 people, the desirable level is 1 station per 10,000.

9.	Hydrological and quality monitoring in large-scale socio-economic development plans should be emphasized.

10.
Water quality studies should be global and process-oriented. They should consider land use and combine site-specific studies in an integrated watershed management framework which considers local socio-economic and cultural conditions.

11.	The different hydrological and hydro-chemical conditions (e.g. humid versus arid and semi-arid zones) should be recognized in studies, land and water management and policies.

12.	Many water quality issues are local. They require local study, monitoring, policies and management.

13.	There are still gaps in understanding the links between freshwater microbiology and hydrological processes and water quality.

14.	Important emerging issues include micro-organic pollutants and micro-organisms.

15.	Potable water quality and sanitation are high priorities for developing countries. Dealing with them requires inter-agency collaboration.

16.	It is wise to learn from past successes and failures and adjust policies to local conditions for monitoring, water quality criteria, land use and pollution reduction.

17.	It is necessary to build capacity at the public, professional and institutional levels.

18.	The links between water quality and human health should be dealt with in an interdisciplinary and inter-institutional manner.

19.	Water quality laws, wherever they exist, should be enforced.

20.	Public awareness and public participation are important elements of policies and actions for water quality management and environmental protection.

21.	The agricultural community should be encouraged to support the reduction of non-point pollution.

Data and Improvement of Water Resources Assessment

To minimize the risk that the decisions of resource managers will fail to provide water of adequate quality and quantity at the right time and in the right place, and hence submit their communities to the consequences of water-related hazards such as floods, droughts, pollution events and outbreaks of water-borne diseases, better information about water is required because information is the antidote to uncertainty.

Actions

1.
Water specialists should educate themselves about the needs of the people who use their products, continually seek more effective ways of making their information available and useful, and educate users about the benefits of water resources information.

2.
All relevant components of the hydrological system should be considered and interdependencies among those components taken into account. Surface and groundwaters should be considered as two complementary components of the same resource. In addition to 'conventional' measurements of precipitation, streamflow and groundwater level, information should be provided on such aspects as glacier dynamics, soil moisture, the geological characteristics of aquifers, the flora and fauna present in water bodies and the presence of contaminants. An integrated approach to database and information management should be adopted.

3.
The scales, in time and space, on which water-related measurements are made should be appropriate to the characteristic scales of the phenomena under consideration and the expected use of the information. Information on global and country scales is appropriate for the development of international and national policies but water management decisions are commonly made on smaller scales and within the framework of river basins and aquifers. Future water resources assessments should reflect this.

4.
Indicators of the status and trend of water resources should be developed to provide information that is user-friendly and comprehensible to non-specialists. Opportunities should continually be explored to ensure that data obtained for one purpose are made available for other purposes.

5.
Because water scarcity reflects a mismatch between availability and demand, information on the patterns of water demand and use should receive particular attention. In sum, all the 'stocks and flows' - natural and artificial - in the hydrological system should be quantified to the extent that resource managers are able to determine the effect of manipulation in one part of the system on other parts. Water-related information should be managed within the framework of the system under consideration, normally the river basin/aquifer system.

6.
The management of water-related information should be integrated with that of information about related aspects of the biophysical environment (e.g. the requirements of migratory birds), human society (e.g. the recreational and amenity values of water courses) and the economy (e.g. food production, industrial use of process water). Water-related information should be integrated into the development of strategies and action plans for comprehensive environmental management.

7.
Efforts should continue to be directed towards understanding the physical and biological processes that control how hydrological systems function. A commensurate increase in data collection will be required, in terms of both the length of record and the range of variables. This will provide, inter alia, the ability to develop models which can be used to extrapolate to locations for which no observational data are available. Particular effort is required in hitherto neglected environments, including mountainous and glaciated areas, extremely arid areas, wetlands and individually small features such as brooks and ponds which collectively have great significance for hydrological and ecological processes.

8.
Maintenance of basic monitoring programmes in representative or strategic locations is essential, to enable 'early warning' identification of long-term trends and to support the development and testing of hydrological models. The lessons of history - that emerging environmental issues have not always been anticipated by policy makers but frequently first identified by scientists - should never be forgotten.

9.
Formal quality assurance procedures for observational data and model implementation should be established, including adoption of appropriate common standards and documentation of procedures. Estimates of uncertainty should as a rule be made for observational data, water balances and model outputs.

10.
Information should be available not simply on average conditions but also on the variability of water resources in time and space. There should be a particular focus on actual or potential stresses or 'crises' as, for example, the hydrological extremes of flood and drought, the locations where there is an extreme mismatch between supply and demand, and water bodies potentially subject to an ecological crisis such as an algal bloom. Such 'crisis' situations should always have real-time information (now-casts and forecasts) to hand.

11.	The potential of modern computing, remote sensing and information management technologies should be fully utilized to:

make inexpensive, routine observations and measurements that were hitherto unfeasible (e.g. of spatial distributions of soil moisture using satellite imagery);

develop computer-based methods (models, GIS) which can describe, explain and predict the behaviour of hydrological systems to the levels of accuracy and confidence required by decision makers. Intercomparison of models using standardized datasets should receive high priority;

develop economical procedures for combining 'real world' observations with the outputs of computer models;

provide up-to-date directories of water data and information, and how to access them;

display water-related information in a way that is readily understood by non-specialists.

12.
International efforts should be encouraged to establish regional and global monitoring and data management systems such as WHYCOS (World Hydrological Cycle Observing System), the GRDC (Global Runoff Data Centre, Germany) and GEMS/Water (Global Environmental Monitoring System).

13.
Objective assessments of the capabilities of agencies, policies, laws and other aspects of the water management system - as well as of the water resource itself - should be available because the ability to manage water successfully, particularly under 'crisis' conditions, is not simply a function of the status of the water resource.

14.
New ways should be sought to finance the provision of water-related data and information. These may include, for example, levies on water users which are specifically allocated to resource monitoring and research, or the closer linkage of water monitoring with 'state of the environment reporting'. The issue of intellectual property rights to water information must be resolved urgently.

Impact of Human Activity on Water Resources

Any assessment of how much of the impact on water resources is exclusively of human origin and how much is induced by natural variability must consider the regional hydrological characteristics, particularly valid when referring to the arid and semi-arid regions, and the humid tropics. Impact analysis of human activity should serve as a basis for identifying appropriate mitigation schemes.

Actions

Methodological aspects

1.	In defining water uses and water needs, computing methods need to be harmonized. Rainfall as an input is generally not taken into account.

2.	Time and spatial scales need to be evaluated, especially in terms of groundwater-related issues.

3.	In addition, concepts like 'water exploitation' are used ambiguously, which prevents an objective interpretation of available data or reports.

Institutional considerations

1.	Institutional reforms are necessary to address the increasing stress on water resources.

2.	Sustainable water resources development requires an increase in stakeholder participation as, for example, in the establishment of river basin authorities.

3.	Public awareness needs to be strengthened at all levels.

Regulatory issues

1.	Most regions where the impact of human activity is strong require new water laws, introducing such concepts as sustainable development and sound management.

2.	Regulations and implementation of water laws need to be strengthened through institutional reform and capacity building.

Policy considerations

1.	Effective policies for water resources protection are required, especially in the case of groundwater.

2.	A multi-criteria approach should be introduced in decision-making processes and in defining policies at local, national and regional levels.

Capacity building

1.	There is a need for capacity building at all levels. This means the introduction of new multidisciplinary approaches in all the sciences, including natural and social sciences.

Extremes of Water Resources and their Management

Water resources are one of the primary driving forces of sustainable development, with the extremes of water resources emerging as the most urgent issue.

Key issues

Although many approaches have been used in the past, the measures for determining the consequence and implication of water scarcity for human and ecological well-being are not standardized nor are they well accepted. Policy analysis should be conducted using computer-based reasoning supported by models and methods with scientific integrity, transparent enough to be easily understood, with participation of stakeholders and experts, proper consideration of the social dimension, and with focus on an integrated approach.

The time horizon of potential problems should be divided into three time frames:

•	short term (days to weeks): floods, weather-related events, accidents, etc.

•	medium term (months to years): droughts, social disruptions (war, etc.), migration, water quality, environmental degradation including effects of human activities, economic factors etc.

•	long term (years to decades): climate change, population growth, etc.

Actions

General

1.	A basic water requirement of around 50 l/day/person should be recognized as a basic human right and be the primary goal for all developing nations.

2.	Measures to avert water conflicts should be promoted, including co-operation, exchange of information, etc.

3.	The water and sanitation budget should have a higher share of the national development budget.

4.	Water quality issues are as important as water quantity issues and the two should be considered together.

5.	The water community should perpetually collect scientific and socio-economic data.

6.	Many types of expertise, both in the social and scientific domain, should be mobilized to address water scarcity issues.

7.	It is vital to re-emphasize the need for short-term and medium-term policies to have long-term perspectives.

Water scarcity

1.
An integrated approach is needed for short-term and long-term planning to meet future water requirements (supply and demand), as well as joint management of surface and groundwater, while accounting for all uses: basic human needs, environmental sustainability, agriculture, recreation and economic uses. This should be done at the global, continental, regional, river basin, national, local levels, etc.

2.	In developing countries where data are unavailable or insufficient, better assessment of water resources availability can be achieved using probabilistic approaches.

3.
Water should be recognized as an economic, environmental and social good. Beyond the basic necessity of 50 l/day/person, water should be paid for, taking into account the social and environmental impacts.

4.	Education and increased awareness are paramount prerequisites to deal with water extremes. This could be done by strengthening national institutions.

5.	Both modern and traditional approaches to water supply management need to be taken advantage of, while recognizing different cultural backgrounds and indigenous management techniques.

6.	There is a need to fight water scarcity by promoting appropriate and efficient water use and re-use in agriculture and industry.

7.	Water demand management needs to be actively promoted in water scarce areas.

Water excess

1.	The effective means to reduce death tolls caused by flooding are advance warning and evacuation.

2.	It should be recognized that flooding causes more loss of human life and greater economic losses than most other natural water-related disasters.

3.	Big cities along major rivers could be protected by superdikes and other redevelopment techniques.

4.
Flood control in small basins can use the following measures: retardation facilities such as ponds, infiltration facilities, drainage facilities, flood proofing techniques, and quantitative precipitation forecasts.

5.	Flood control for large rivers can be accomplished through an integrated approach including:

non-structural measures (letting rivers flood naturally, flood forecasting, flood warning, evacuation, etc.), and/or, -

structural measures (levees, flood diversion, sediment control facilities, etc.).

Economic and Social Aspects of Water Resources

There is broad-based agreement that water services should not be free of charge but paid for by the beneficiaries at a socially affordable level beyond basic minimum need. Account should also be taken of the social value of water, which is directly linked to water scarcity, the water-related differences between poor and rich countries and between the users of water themselves. An economic approach to water valuation does not mean that everybody has to pay a high price. Instead of ascribing an economic value, water should be accounted for at its opportunity cost so that its social utility may be estimated in financial terms; an economic value cannot include all values attributed to water.

Actions

1.	Further studies are necessary to gain a better understanding of the value of water in its different uses and the scale of water infrastructure.

2.
Agriculture, the main water user, is the most sensitive sector for water pricing and water transfers. Water pricing could be applied to rationalize this dominant water use and to compensate for the social consequences of water transfer.

3.	It is essential to ensure efficiency, transparency and accountability in water resources management as a prerequisite for sound financial management.

4.
Pricing water and water services is necessary not only for economic reasons but also because it will improve allocation of limited water resources between competing users. However, the basic minimum water needs must first be met in all countries.

Institutions

The traditional framework based on the distinction between privately owned and public water is changing. More and more, water is considered to be common property.

1.
Improved analysis is required of: (1) the consequences of sharing responsibilities between the local and regional level (in the two-level management system); (2) the role of the private sector and of regulatory institutions; and (3) trading on water transfers between users, especially during droughts.

2.	Impact assessment of land use and climate change on water resources should be improved. This calls for a multidisciplinary approach.

Economic incentives

Integrated water resources management must take into account economic, social and environmental aspects. The 'polluter-pays' principle, 'user-pays' approach, 'precautionary principle', etc, may be used. However, before applying these, we must consider the socio-environmental aspects and how much users can afford to pay. There is a need for horizontal integration between users, for instance through institutional development, as well as vertical integration harmonizing local and national interests. Social and political stability is an essential feature of sustainable development that cannot be achieved by following only economic indicators. Water desalinization will be a viable approach for drinking water in arid countries.

1.	Equity is necessary to move towards equality.

2.	There is no global water market yet; on the contrary, several smaller sectorial water markets are functional. The viability of market mechanisms in water resources management should be studied.

Participation

Public involvement can vary from consultation to full participation. Water has potential as a powerful tool for co-operation and peace-making. In the past, several international water agreements have been signed even when the parties to the agreement were fighting over other issues.

1.
If we want to involve all stakeholders in the planning, design and funding of water projects, programmes are needed which enhance public awareness of the issues, particularly among women and young people.

2.	It is necessary to analyse the different aspects of this participation through inquiries and social studies which take into account the needs of the users.

3.	There is a need for studies on the cultural aspects of water, consumer behaviour, and the willingness to pay for water and water services.

4.	This new multidisciplinary approach requires collaboration and communication between water specialists and sociologists, for instance through special symposia.

Contacts [Missing Graphic Reference]

For further information, contact:  m.bonell@unesco.org